Exhibit 3.1

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

FLEX PHARMA, INC.

Flex Pharma, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, hereby certifies as follows:

ONE: This Certificate of Amendment (the “Certificate of Amendment”) amends the provisions of the Corporation’s Amended and Restated Certificate of Incorporation filed with the Secretary of State on February 3, 2015 (the “Amended and Restated Certificate of Incorporation”), which amended and restated the Corporation’s Certificate of Incorporation filed with the Secretary of State on February 26, 2014.

TWO: Article I of the Amended and Restated Certificate of Incorporation is hereby amended and restated in its entirety as follows:

The name of this corporation is Salarius Pharmaceuticals, Inc. (the “Company” or the “Corporation”).

THREE: Article IV.A. of the Amended and Restated Certificate of Incorporation is hereby amended and restated in its entirety as follows:

A. This Company is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Company is authorized to issue is 110,000,000 shares. 100,000,000 shares shall be Common Stock, each having a par value of $0.0001. 10,000,000 shares shall be Preferred Stock, each having a par value of $0.0001.

Upon the filing and effectiveness (the “Effective Time”) pursuant to the DGCL of this Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Company, each twenty-five (25) shares of Common Stock issued and outstanding (or held by the Company in treasury) immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock (the “Reverse Stock Split”). No fractional shares shall be issued in connection with the Reverse Stock Split. Stockholders who otherwise would be entitled to receive fractional shares of Common Stock shall be entitled to receive cash (without interest or deduction) from the Company’s transfer agent in lieu of such fractional share interests upon the submission of a transmission letter by a stockholder holding the shares in book-entry form and, where shares are held in certificated form, upon the surrender of the stockholder’s Old Certificates (as defined below), in an amount equal to the product obtained by multiplying (i) the fraction of one share owned by the stockholder by (ii) the closing price per share of the Common Stock as reported on the Nasdaq Global Market, the Nasdaq Capital Market or other principal market of the Common Stock, as applicable, as of the date of the Effective Time (as such price may be adjusted to give effect to the Reverse Stock Split). Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”) shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.

FOUR: The foregoing amendments were duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FIVE: All other provisions of the Amended and Restated Certificate of Incorporation shall remain in full force and effect.

SIX: This Certificate of Amendment shall become effective on July 19, 2019 at 5:00 PM Eastern Daylight Time.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by William McVicar, Ph.D., its President and Chief Executive Officer, this 18th day of July, 2019.

By:	/s/ William McVicar, Ph.D.
Name:	William McVicar, Ph.D.
Title:	President and Chief Executive Officer

[Signature Page to Certificate of Amendment]